October 1, 2013

Transmitted via email

Mr. Kevin Woody

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Seneca Global Fund, L.P.
Form 10-K for fiscal year ended December 31, 2012 filed March 28, 2013
Form 10-Q for interim period ended June 30, 2013 filed August 14, 2013
File No. 0-53453

Dear Mr. Woody,

We are writing to you in response to your letter of September 19, 2013 regarding comments concerning the derivative instruments disclosures and management’s discussion and analysis of financial condition and results of operations. Your comments (in italics) and our response appear below:

1. Please tell us how you have assessed the disclosure requirements of FASB ASC Topic 210-20-50 as of June 30, 2012 pursuant to FASB ASU 2011-11.

When it was issued in December 2011, we evaluated the disclosure requirement changes for derivatives required by ASU 2011-11 and concluded that our existing disclosures sufficiently provided the information necessary to conform to the new standards.

As ASU 2011-11 applies to Seneca Global Fund, there were two disclosure requirements to be considered. The first relates to the offsetting of derivative assets (we have no offsetting financial assets). The tabular disclosure presented in the ASU is as follows:

Gross Amounts Not Offset in the Statement of Financial Position
Description	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Position	Net Amounts of Assets Presented in the Statement of Financial Position	Financial Instruments	Cash Collateral Received	Net Amount

Mr. Kevin Woody

United States Securities and Exchange Commission

October 1, 2013

Our disclosure of this information, which appears in Note 3 to the financial statements, is as follows (taken from the second quarter 10-Q):

Statements of Financial Condition Location	Assets	Liabilities	Net
Equity in broker trading accounts
Net unrealized gain on open futures contracts
Agricultural commodities	$149,141	$(148,960)	$181
Currencies	267,464	(214,570)	52,894
Energy	33,230	(72,696)	(39,466)
Equity indices	80,539	(235,732)	(155,193)
Interest rate instruments	53,203	(101,860)	(48,657)
Metals	856,150	(189,333)	666,817
Net unrealized gain on open futures contracts	$1,439,727	$(963,151)	$476,576

Net unrealized gain (loss) on open forward currency contracts	$26,616	$(79,594)	$(52,978)

The net amount of the two totals (net unrealized gain (loss) on open futures contracts and net unrealized gain (loss) on open forward currency contracts) in the existing table represent the net amount in the table provided in ASU 2011-11. Those net amounts reconcile to the corresponding amounts presented in the Statement of Financial Condition. The following would represent the same information in the format provided by ASU 2011-11

				Gross Amounts Not Offset in the Statement of Financial Position
Description	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Position	Net Amounts of Assets Presented in the Statement of Financial Position	Financial Instruments	Cash Collateral Received	Net Amount
Futures contracts	$1,439,727	$(963,151)	$476,576	$--	$--	$476,576
Forward currency contracts	26,616	(79,594)	(52,978)	--	--	(52,978)

As you can see from the two tables, our disclosure provides additional information we believe is beneficial to the reader, while also providing the summary information required by ASU 2011-11.

The second disclosure requirement that was applicable to the Seneca Global Fund’s disclosures related to derivative exposure by counterparty. In 2011, the fund only had a single counterparty for its futures and forward currency contracts. We disclosed the name of the counterparty in the 10-Q. Accordingly, we concluded that a tabular disclosure for a single counterparty was not beneficial. Subsequent to 2011, the fund began using a multiple counterparties. We propose to provide the following tabular disclosure beginning the Form 10-Q for the period ended September 30, 2013 (the amounts reported in the table are for illustrative purposes only and are based on June 30, 2013 amounts):

Mr. Kevin Woody

United States Securities and Exchange Commission

October 1, 2013

		Gross Amounts Not Offset in the Statement of Financial Position
Counterparty	Net Amount of Assets in the Statement of Financial Position	Financial Instruments	Cash Collateral Received	Net Amount
JP Morgan Securities LLC	$252,135	$--	$--	$252,135
Newedge UK Financial Ltd	(52,978)	--	--	(52,978)
Newedge USA, LLC	224,441	--	--	224,441
Total	$423,598	$--	$--	$423,598

2. We note that you replaced a former trading advisor, Aspect Capital Limited with Winton Capital Management during the second quarter. Please tell us and disclose in future filings when such replacement occurred and the updated allocation of Fund assets amongst trading advisors as of the date of your most recent statement of financial condition.

On June 26, 2013, we made a 424B3 filing, which described the new trading advisor of the fund, Winton Capital Management Limited (Winton). That filing also disclosed the allocation of fund assets among the trading advisors. We filed an updated prospectus in a 424B3 filing on July 9, 2013, which included information about Winton and its trading program. Additionally, we sent a communication to all existing investors describing the change made in trading advisors and providing information about Winton and its trading program.

We intend to include the following information in the Management Discussion and Analysis section of Form 10-Q for the period ended September 30, 2013.

Effective June 12, 2013, the General Partner decided to remove Aspect Capital Ltd. as a trading advisor to the Fund and allocate assets to Winton, a new trading advisor to the Fund.

As part of its manager selection process, the General Partner strives to identify the best trading advisors available relative to the Fund’s objectives. The General Partner believes that the addition of Winton’s Diversified Program provides diversification of trading models and market strategies for the Fund.

The Winton Diversified Program is in many ways a natural fit for the Seneca Global Fund, L.P. as a systematic, diversified, futures trading program. It provides diversification for the Fund due to its longer term trend-following approach, as well as its large allocation to non-trend strategies.

Winton is a registered Commodity Trading Advisor and NFA member, managing over $25 billion in assets. Winton’s headquarters are located in London, England. Winton began trading the Winton Diversified Program in October 1997, and the firm’s founder, David Harding, has more than 25 years’ experience developing systematic trading models. Winton also has one of the largest investment research departments in the managed futures space, with over 120 researchers currently on staff.

Mr. Kevin Woody

United States Securities and Exchange Commission

October 1, 2013

The Winton Diversified Program trades in global futures markets across a broad range of sectors, including bonds and interest rates, stock indices, currencies, energy, metals and agricultural commodities. It also trades in over-the-counter currency forward contracts. The Program trades in over 100 markets in total. The Program employs a quantitative or systematic approach, meaning that trading is driven by computer models rather than human discretion. The Program blends trend-following systems over multiple time frames, with more weight assigned to longer term trends. While trend-following is the Program’s primary trading style, there is a significant portfolio allocation to non-trend strategies.

At September 30, 2013, the allocation of trading levels to the Trading Advisors was as follows:

Blackwater	16%
Estlander	27%
QIM	23%
Winton	34%

Steben & Company, Inc. is responsible for the adequacy and accuracy of the disclosures in the Fund’s filings. We acknowledge that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. Additionally, we acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions regarding this response.

Sincerely,

/s/ Carl A. Serger

Carl A. Serger

Chief Financial Officer of Steben & Company, Inc., general partner of

Seneca Global Fund, L.P.